UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

74765E 10 9

(CUSIP Number)

Quantum Fuel Systems Technologies Worldwide, Inc.

17872 Cartwright Road, Irvine, CA 92614

Phone: (949) 399-4500

Attention: W. Brian Olson

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74765E 10 9	13D	Page 2 of 6

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only). Richard C. Anderson
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,744,047 8. Shared Voting Power None 9. Sole Dispositive Power 2,744,047 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,744,047 shares of common stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%*
14.	Type of Reporting Person IN

*	The calculation of the foregoing percentage is based on 52,730,548 shares of Quantum Fuel Systems Technologies Worldwide, Inc. common stock outstanding as of March 3, 2005.

CUSIP No. 74765E 10 9	Page 3 of 6

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to shares of the common stock, $0.001 par value per share, of Quantum Fuel Systems Technologies Worldwide, Inc., a Delaware corporation (“Quantum”), whose principal executive offices are located at 17872 Cartwright Road, Irvine, CA 92614.

Item 2. Identity and Background

(a)	Richard C. Anderson.

(b)	17872 Cartwright Road, Irvine, CA 92614.

(c)	President of Wheel to Wheel, LLC, a subsidiary of Quantum. The principal business of Quantum is designing, manufacturing and supplying integrated fuel systems to OEMs for use in alternative-fuel vehicles and fuel-cell applications and is also a second-stage manufacturer of motor vehicles.

(d)	Mr. Anderson has not, during the last five years, been convicted in a criminal proceeding.

(e)	Mr. Anderson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	United States.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to that certain Agreement and Plan of Merger, dated as of November 23, 2004 (the “Merger Agreement”), by and among Quantum, Starcraft Corporation (“Starcraft”) and Quantum’s wholly owned subsidiary Quake Sub, Inc., 1,172,169 shares of Starcraft common stock owned by Mr. Anderson were converted into 2,744,047 shares of Quantum common stock in connection with the merger (the “Merger”) of Quake Sub, Inc. with and into Starcraft. The Merger closed on March 3, 2005.

Item 4: Purpose of Transaction

Mr. Anderson acquired the shares of Quantum common stock in connection with the Merger. Mr. Anderson will review from time to time various factors relevant to his beneficial ownership of Quantum common stock, including trading prices for Quantum common stock and conditions in capital markets generally, developments in Quantum’s business and financial condition, results of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of the Quantum common stock that he holds, or acquire additional securities of Quantum, in privately negotiated transactions, market sales or purchases, or otherwise, as well as one or more transactions relating to Quantum.

Other than Mr. Anderson’s status as an executive officer of Quantum, and except as set forth above, Mr. Anderson has no present plans or proposals relating to or which would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

CUSIP No. 74765E 10 9	Page 4 of 6

Item 5. Interest in Securities of the Issuer

(a)(b) Ownership of Shares:

The following information with respect to the ownership of the shares by the reporting person is provided as of the date of this Statement.

Amount beneficially owned: 2,744,047 shares.

Percent of class: 5.2% (based on 52,730,548 shares of Quantum common stock outstanding as of March 3, 2005).

Number of shares as to which the reporting person has:

(i) Sole power to vote or to direct the vote: 2,744,047 shares.

(ii) Shared power to vote or to direct the vote: None.

(iii) Sole power to dispose or to direct the disposition of: 2,744,047 shares.

(iv) Shared power to dispose or to direct the disposition of: None.

(c) During the last 60 days, Mr. Anderson has effected the following transactions in shares of Quantum common stock:

Date	Type of Transaction	No. of Shares of Quantum common stock	Price
March 3, 2005	Conversion in connection with the Merger	2,744,047	1,172,169 shares of Starcraft common stock

(d)(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Anderson has entered into a Registration Rights Agreement, dated March 3, 2005 (the “Registration Rights Agreement”), with Quantum to permit resale of the shares of Quantum common stock received by Mr. Anderson in the Merger. Pursuant to the Registration Rights Agreement, Quantum will:

•	use its reasonable best efforts to file a shelf registration statement with respect to the merger shares received by Mr. Anderson in the Merger, and to maintain the effectiveness of the registration statement through the first anniversary of the completion of the merger;

•	pay all registration expenses, except that Mr. Anderson is responsible for all selling commissions and discounts and any of his out-of-pocket expenses; and

•	indemnify Mr. Anderson from and against any losses caused by any untrue statement of material fact contained in the shelf registration statement.

CUSIP No. 74765E 10 9	Page 5 of 6

The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is included as Exhibit 10.2 hereto and is incorporated herein by reference.

The description of the Merger Agreement contained in Items 3 and 4 is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

Exhibit No.	Description
10.1	Agreement and Plan of Merger, dated as of November 23, 2004, among Quantum Fuel Systems Technologies Worldwide, Inc., Quake Sub, Inc. and Starcraft Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Quantum Fuel Systems Technologies Worldwide, Inc. on November 23, 2004).

10.2	Registration Rights Agreement, dated as of March 3, 2005, by and between Quantum Fuel Systems Technologies Worldwide, Inc., a Delaware corporation and Kelly L. Rose, Richard C. Anderson, Douglass C. Goad and Jeffery P. Beitzel (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Quantum Fuel Systems Technologies Worldwide, Inc. on March 9, 2005).

CUSIP No. 74765E 10 9	Page 6 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 31, 2005

By:	/s/ Richard C. Anderson
Richard C. Anderson